

October 5, 2022

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BYX Exchange, Inc.***
          Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BYX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Exhibit C (updated to reflect list of Directors and Committee Members);
Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 11:00am on 10/05/22

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibit C

Attachment

Summary of changes made to Exhibit C:

- Cecile Nagel was removed as a officer and board member on European Central Counterparty N.V.

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) **10/05/22**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60661

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (913) 815-7000   (913) 815-7119
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Kyle Murray   VP, Associate General Counsel, Cboe BYX Exchange, Inc.   (913) 815-7121
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____10/05/22_____ _____ _____   Cboe BYX Exchange, Inc.
        (MM/DD/YY)   (Name of Applicant)

By: _*Kyle Murray*_ [signature executed at 11:00am on 10/05/22]   Kyle Murray, VP, Associate General Counsel
        (Signature)   (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header__ , __see header___ by ___see header___
                                                           (Month)   (Year)   (Notary Public)
My Commission expires ___see header_____ County of __see header_____ State of see header_____

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) **10/05/22**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60661

    22005648

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (913) 815-7000   (913) 815-7119
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Kyle Murray   VP, Associate General Counsel,   Cboe BYX Exchange, Inc.   (913) 815-7121
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/05/22   Cboe BYX Exchange, Inc.
         (MM/DD/YY)   (Name of Applicant)

By: *Kyle Murray* [signature executed at 11:00am on 10/05/22]   Kyle Murray, VP, Associate General Counsel
    (Signature)   (Printed Name and Title)
Subscribed and sworn before me this see header day of see header , see header   by   see header
                                                      (Month)   (Year)   (Notary Public)
My Commission expires ___see header___ County of __see header__ State of see header

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A.   **Bats Global Markets Holdings, Inc.**

1.   *Name*: Bats Global Markets Holdings, Inc.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
        of the membership interests of Bats Global Markets Holdings, Inc. Bats Global
        Markets Holdings, Inc. is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is
        an intermediate holding company. Bats Global Markets Holdings, Inc. is the
        intermediate holding company for Omicron Acquisition Corp., Cboe BZX
        Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX
        Holdings, LLC.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Brian Schell

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Brittany Carter (Vice President, Financial Planning and Analysis)
        • Cole Chmielewski (Vice President, Operations)
        • Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
        • Brent Coonrod (Vice President, Software Engineering)
        • Chris Isaacson (Executive Vice President and Chief Operating Officer)
        • Emily Mitchell (Vice President, Tax)
        • Kyle Murray (Vice President, Associate General Counsel)
        • Hemang Patel (Vice President, Project Management)
        • Steven Sinclair (Vice President, Software Engineering)
        • Allen Wilkinson (Vice President and Controller)
        • Troy Yeazel (Senior Vice President, Operations)

- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B.   **Direct Edge LLC**

1.   *Name*: Direct Edge LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   Copy of existing by-laws or corresponding rules or instruments: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C.   Cboe BZX Exchange, Inc.

1.   *Name*: Cboe BZX Exchange, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on November 1, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is also the
      Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as
      a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Bruce Andrews
      - Alexander Matturri
      - Kevin Murphy
      - David Roscoe
      - Scott Wagner

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Carmen Brannan (VP, Government Relations)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Brittany Carter (VP, Financial Planning and Analysis)
      - Cole Chmielewski (Vice President, Operations)
      - Bo Chung (SVP, Global Head of Sales & Index Licensing)
      - Catherine Clay (EVP, Head of Data and Access Solutions))
      - Gary Compton (VP, Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. **Cboe EDGA Exchange, Inc.**

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E.   **Cboe EDGX Exchange, Inc.**

1.   *Name*: Cboe EDGX Exchange, Inc.
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Bruce Andrews
       - Alexander Matturri, Jr.
       - Kevin Murphy
       - David Roscoe
       - Scott Wagner

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Alexandra Albright (SVP, Chief Compliance Officer)
       - Carmen Brannan (VP, Government Relations)
       - Kevin Carrai (VP, Market Data and Access Services)
       - Brittany Carter (VP, Financial Planning and Analysis)
       - Cole Chmielewski (Vice President, Operations)
       - Bo Chung (SVP, Global Head of Sales & Index Licensing)
       - Catherine Clay (EVP, Head of Data and Access Solutions))
       - Gary Compton (VP, Communications)
       - Jeff Connell (VP, Deputy Chief Regulatory Officer)
       - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F.   **Cboe Exchange, Inc.**

1.   *Name*: Cboe Exchange, Inc.
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February
       8, 1972.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Exchange, Inc. is a registered
       national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Bruce Andrews
       - Alexander Matturri, Jr.
       - Kevin Murphy
       - David Roscoe
       - Scott Wagner

       Current Officers
       - Dave Howson (President)
       - Ed Tilly (Chief Executive Officer)
       - Alexandra Albright (SVP, Chief Compliance Officer)
       - Carmen Brannan (VP, Government Relations)
       - Kevin Carrai (VP, Market Data and Access Services)
       - Brittany Carter (VP, Financial Planning and Analysis)
       - Cole Chmielewski (Vice President, Operations)
       - Bo Chung (SVP, Global Head of Sales & Index Licensing)
       - Catherine Clay (EVP, Head of Data and Access Solutions))
       - Gary Compton (VP, Communications)
       - Jeff Connell (VP, Deputy Chief Regulatory Officer)
       - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian ((EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

Indemnity Committee
- Ed Tilly

10.	*Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.   **Cboe C2 Exchange, Inc.**

1.   *Name*: Cboe C2 Exchange, Inc.
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21,
       2009.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered
       national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Bruce Andrews
       - Alexander Matturri, Jr.
       - Kevin Murphy
       - David Roscoe
       - Scott Wagner

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Alexandra Albright (SVP, Chief Compliance Officer)
       - Carmen Brannan (VP, Government Relations)
       - Kevin Carrai (VP, Market Data and Access Services)
       - Brittany Carter (VP, Financial Planning and Analysis)
       - Cole Chmielewski (Vice President, Operations)
       - Bo Chung (SVP, Global Head of Sales & Index Licensing)
       - Catherine Clay (EVP, Head of Data and Access Solutions))
       - Gary Compton (VP, Communications)
       - Jeff Connell (VP, Deputy Chief Regulatory Officer)
       - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Troy Yeazel (President)
   - Sydney Goodman (Treasurer/FINOP)
   - Bryan Upp (Chief Compliance Officer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Treasurer, FINOP)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
      Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
      intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Jill Griebenow (Vice President)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

J.   Cboe FX Holdings, LLC

1.   *Name*: Cboe FX Holdings, LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K.   **Cboe FX Markets, LLC**

1.   *Name*: Cboe FX Markets, LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (Chief Compliance Officer)
        • John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
        • James Enstrom (SVP, Chief Audit Executive)
        • Todd Furney (Chief Risk Officer)
        • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
        • Jill Griebenow (SVP & Chief Accounting Officer)
        • Greg Hoogasian (SVP, Chief Regulatory Officer)
        • Chris Isaacson (EVP)
        • Andrew Lowenthal (EVP, International Expansion and Business Development)
        • Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
        • Brian Schell (EVP, CFO and Treasurer)
        • J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
        • Jonathan Weinberg (Vice President, Head of FX)
        • Allen Wilkinson (VP and Controller)

- Vivian Yiu (VP, FX Chief Operating Officer)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. **Cboe FX Services, LLC**

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Barry Calder (Head of Liquidity & Client Services)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M.   Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*:   Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. **Cboe FX Asia Pte. Limited**

1. *Name*: Cboe FX Asia Pte. Limited
   Address: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O.   **Cboe Europe Limited**

1.   *Name*: Cboe Europe Limited
       Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - Richard Balarkas (INED)
       - Eleanor Beasley (Observer)
       - Angelo Evangelou (Executive)
       - Rebecca Fuller (INED), Chair
       - Ted Hood (INED)
       - Dave Howson (Executive Director)
       - Catherine Langlais
       - David Lawton
       - Irina Sonich-Bright
       - Natan Tiefenbrun
       - Kristian West (NED)

       Current Officers
       - Dave Howson (Chief Executive Officer)
       - Jerry Avenell (Vice President, Sales)
       - Alex Dalley (Vice President, Sales)

- Nick Dutton (Chief Regulatory Officer)
- Angelo Evangelou (Chief Policy Officer)
- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Chief Legal Officer)
- Natan Tiefenbrun (Head of Equities)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P.   Cboe Chi-X Europe Limited

1.   *Name*: Cboe Chi-X Europe Limited
        Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4.   *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5.   *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Dave Howson
        • Nick Dutton
        • Karl Spielmann
        • Jon Weinberg

        Current Officers
        • Dave Howson (Chief Executive Officer)
        • Stephanie Renner (Chief Financial Officer)
        • Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q.   Cboe SEF, LLC

1.   *Name*: Cboe SEF, LLC
        Address: 17 State Street, 31st Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.   *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (Senior Vice President and Chief Compliance Officer)
        • Brittany Carter (VP, Financial Planning and Analysis)
        • Gary Compton (Vice President, Communications)
        • John Deters (EVP, Chief Strategy Officer)
        • James Enstrom (Senior Vice President & Chief Audit Executive)
        • Angelo Evangelou (SVP, Chief Policy Officer)
        • Stacie Fleming (SVP, Marketing and Communications)
        • Todd Furney (VP, and Chief Risk Officer)
        • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
        • Jill Griebenow (SVP & Chief Accounting Officer)
        • Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
        • Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
        • Chris Isaacson (Executive Vice President & COO)
        • Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
        • Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
        • Emily Mitchell (Vice President, Tax)

- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Board of Managers
- Chris Isaacson (Chairman of the Board)
- Gilbert Bassett, Jr.
- Ananda K. Radhakrishnan
- Miguel A. Rivera
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R.   **Cboe Worldwide Holdings Limited**

1.   *Name*: Cboe Worldwide Holdings Limited
      Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in England and Wales under the Companies Act 2006 on November
      9, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings
      Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of
      the Exchange.

5.   *Brief description of business or functions*: Cboe Worldwide Holdings Limited is
      an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong
      Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Dave Howson

      Current Officers
      • Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

S.   **Cboe Global Markets, Inc.**

1.   *Name*: Cboe Global Markets, Inc.
       Address: 433 W. Van Buren St., Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
       15, 2006.

4.   *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is
       one of the world's largest exchange holding companies, offering cutting-edge
       trading and investment solutions to investors around the world.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - William Farrow
       - Edward Fitzpatrick
       - Ivan Fong
       - Janet Froetscher
       - Jill Goodman
       - Alexander Matturi
       - Jennifer McPeek
       - Roderick Palmore
       - James Parisi
       - Joe Ratterman
       - Jill Sommers
       - Eugene Sunshine
       - Fredric Tomczyk

       Current Officers
       - Ed Tilly (Chief Executive Officer)
       - Catherine Clay (EVP, Head of Data and Access Solutions)
       - John Deters (EVP, Chief Strategy Officer)
       - Jill Griebenow (SVP & Chief Accounting Officer)

- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP F&A/CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek

- Jamie Parisi
- Joseph Ratterman

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. **Cboe Futures Exchange, LLC**

1. *Name*: Cboe Futures Exchange, LLC
    Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a
    designated contract market (DCM) approved by the Commodity Futures Trading
    Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic
    futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   Chris Isaacson (Chairman of the Board)
    *   Gilbert Bassett, Jr.
    *   Ananda K. Radhakrishnan
    *   Miguel A. Rivera
    *   Jill Sommers

    Current Officers
    *   Ed Tilly (President and Chief Executive Officer)
    *   Alexandra Albright (SVP and Chief Compliance Officer)
    *   Kevin Carrai (Vice President, Market Data and Access Services)
    *   Brittany Carter (VP, Financial Planning and Analysis)
    *   Cole Chmielewski (Vice President, Operations)
    *   Catherine Clay (EVP, Head of Data and Access Solutions))
    *   Gary Compton (VP, Corporate Communications)
    *   Arianne Criqui (SVP, Head of Options and Global Client Services)
    *   John Deters (Executive Vice President, Chief Strategy Officer)
    *   James Enstrom (Senior Vice President & Chief Audit Executive)
    *   Angelo Evangelou (SVP, Chief Policy Officer)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U.   **Cboe Building Corporation**

1.   *Name*: Cboe Building Corporation
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
      1980.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Owns facility used by Cboe Global
      Markets, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Jill Griebenow (Vice President)
      - Chris Isaacson (Vice President)
      - Marc Magrini (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

V.   Cboe, LLC

1.   *Name*: Cboe, LLC
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       August 22, 2001.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe, LLC is a limited liability
       company member of OneChicago, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Catherine Clay (Vice President)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)
       • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

W.   **Cboe III, LLC**

1.   *Name*: Cboe III, LLC
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       May 2, 2014.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
       Tradelegs, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - John Deters
       - Brian Schell

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - John Deters (Vice President)
       - Jill Griebenow (Vice President)
       - Chris Isaacson (Vice President)
       - Emily Mitchell (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)
       - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

X.   **Cboe Bats, LLC**

1.   *Name*: Cboe Bats, LLC
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
September 25, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
Cboe Global Markets, Inc.

5.   *Brief description of business or functions*: Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
and persons performing similar functions*:

    Current Directors
- Ed Tilly
- Brian Schell
- Chris Isaacson

    Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (SVP, Chief Compliance Officer)
- Carmen Brannan (VP, Government Relations)
- Kevin Carrai (VP, Market Data and Access Services)
- Cole Chmielewski (VP, Operations)
- Bo Chung (SVP, Global Sales and Index Licensing)
- Catherine Clay (EVP, Head of Data and Access Solutions)
- Gary Compton (VP, Corporate Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (Vice President, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Business Development)
- Gina DeRaimo (VP, Cboe Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, Chief Audit Executive)
- Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y.   **Cboe Livevol, LLC**

1.   *Name*: Cboe Livevol, LLC
         Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
         Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
         May 29, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
         Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Livevol, LLC provides equity
         and index options technology for professional and retail traders, which includes
         options strategy backtesting, trade analysis and volatility modeling technologies
         and historical data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors
         • Andrew Lowenthal
         • John Deters
         • Catherine Clay

         Current Officers
         • Ed Tilly (President and Chief Executive Officer)
         • Alexandra Albright (Chief Compliance Officer)
         • Catherine Clay (Vice President)
         • Brent Coonrod (Vice President)
         • John Deters (Vice President)
         • James Enstrom (Chief Audit Executive)
         • Todd Furney (Chief Risk Officer)
         • Jennifer Golding (Vice President)
         • Jill Griebenow (Vice President)
         • Chris Isaacson (Vice President)
         • Andrew Lowenthal (Vice President)
         • Emily Mitchell (Vice President)
         • Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z.   Cboe UK Limited

1.   *Name*: Cboe UK Limited
      Address: 5th Floor, The Monument Building, London, EC3R 8AF, United
      Kingdom

2.   *Form of organization*: Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*: England
      and Wales, Companies Act 2006, March 10, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Marketing and business development
      services in the U.K. and other European countries to promote products and
      services on behalf of Cboe and CFE.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      *   Ed Tilly
      *   Dave Howson

      Current Officers
      *   Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

AA.   **Cboe Vest, LLC**

1.   *Name*: Cboe Vest, LLC
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        December 10, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company of majority equity
        investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - John Deters
        - Brian Schell

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Catherine Clay (Vice President)
        - John Deters (Vice President)
        - Jill Griebenow (Vice President)
        - Chris Isaacson (Vice President)
        - Emily Mitchell (Vice President)
        - Brian Schell (Treasurer)
        - J. Patrick Sexton (Secretary)
        - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

BB.   Loan Markets, LLC

1.   *Name*: Loan Markets, LLC
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        May 11, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
        American Financial Exchange, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • John Deters
        • Brian Schell

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • John Deters (Vice President)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Andrew Lowenthal (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

CC.   Cboe Data Services, LLC

1.   *Name*: Cboe Data Services, LLC
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        February 21, 2006.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Data Services, LLC sells market
        data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Brian Schell

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (Chief Compliance Officer)
        - Kevin Carrai (Vice President)
        - Catherine Clay (Vice President)
        - James Enstrom (Chief Audit Executive)
        - Todd Furney (Chief Risk Officer)
        - Jennifer Golding (Vice President)
        - Jill Griebenow (Vice President)
        - Chris Isaacson (Vice President)
        - Andrew Lowenthal (Vice President)
        - Emily Mitchell (Vice President)
        - Brian Schell (Treasurer)
        - J. Patrick Sexton (Secretary)
        - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. **Cboe Vest Group, Inc.**

1. *Name*: Cboe Vest Group, Inc.
    Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    -   John Deters
    -   Catherine Clay

    Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

EE. **Cboe Hong Kong Limited**

1. *Name*: Cboe Hong Kong Limited
    Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    *   Andy Lowenthal

    Current Officers
    *   Consec Services Limited (Company Secretary)
    *   Arianne Criqui (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. **Cboe Silexx, LLC**

1. *Name*: Cboe Silexx, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG.   Digital Asset Benchmark Administration, LLC

1.   *Name*: Digital Asset Benchmark Administration, LLC
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      October 17, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Digital Asset Benchmark
      Administration, LLC licenses Gemini-related data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - John Deters
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (Chief Compliance Officer)
      - Catherine Clay (Vice President)
      - John Deters (Vice President)
      - James Enstrom (Chief Audit Executive)
      - Todd Furney (Chief Risk Officer)
      - Jennifer Golding (Vice President))
      - Jill Griebenow (Vice President)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. **CBOE Europe B.V.**

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Ruben Hilhorst
   - Dave Howson
   - Jenny Trahant

   Current Officers
   - Ade Cordell (President B.V.)
   - Ruben Hilhorst (Head of Compliance)
   - Jenny Trahant (Director, Trade Desk)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II.   Cboe Off-Exchange Services, LLC

1.   *Name*: Cboe Off-Exchange Services, LLC
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      January 31, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which limited liability companies
      may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • None

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • John Deters (Vice President)
      • Jill Griebenow (Vice President)
      • Chis Isaacson (Vice President)
      • Andrew Lowenthal (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

JJ. **Cboe Global Indices, LLC**

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Chris Bialka (Vice President and Global head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. **Cboe Switzerland GmbH**

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Switzerland under Article 777c and Article 633, November 18,
   2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform
   for financial contracts and instruments as well as to provide services in this
   business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

LL.   **Hanweck Associates, LLC**

1.   *Name*: Hanweck Associates, LLC
       Address: 30 Broad Street, Floor 42, New York, NY 10004

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated under provisions of the New York State Limited Liability Company
       Law on November 25, 2003.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
       acquired by Cboe Global Markets, Inc. on February 3, 2020.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which limited liability companies
       may be organized under the Act. Hanweck Associates, LLC provides real-time
       risk and margin analytics on global derivatives markets.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: Not
       applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Chris Isaacson
       • Brian Schell

       Current Officers
       • Ed Tilly (President and CEO)
       • Alexandra Albright (Vice President and Chief Compliance Officer)
       • Catherin Clay (Vice President)
       • John Deters (Vice President)
       • Jim Enstrom (Vice President and Chief Audit Executive)
       • Todd Furney (Vice President and Chief Risk Officer)
       • Jennifer Golding (Vice President and Chief Litigation Officer)
       • Jill Griebenow (Vice President)
       • Gerald Hanweck (Vice President)
       • Rob Hocking (Vice President)
       • Chris Isaacson (Chief Operating Officer)
       • Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM.   **Hanweck Associates Pte. Ltd.**

1.   *Name*: Hanweck Associates Pte. Ltd.
Address: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4.   *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ng Lip Chih
- Ed Tilly

Current Officers
- Ang Yee Koon Daphne (Secretary)
- Tan Zhe Lei (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN.   **Cboe Europe Indices B.V.**

1.   *Name*: Cboe Europe Indices B.V.
     Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Ade Cordell
     - Joe Green
     - Ruben Hilhorst
     - Dave Howson (Chairman)

     Current Officer
     - Ade Cordell
     - Joe Green
     - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. **Cboe Canada Holdings, ULC**

1. *Name*: Cboe Canada Holdings, ULC
    Address: Suite 2600, Three Bentall Centre
    595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC
    is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
    of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
    intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Brian Schell

    Current Officer
    - Ed Tilly (President and CEO)
    - John Deters (Vice President)
    - Jill Griebenow (Vice President)
    - Chris Isaacson (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)
    - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

PP. **European Central Counterparty N.V.**

1. *Name*: European Central Counterparty N.V. (aka EuroCCP)
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: European Central
   Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is
   an affiliate of the Exchange.

5. *Brief description of business or functions:* The European Central Counterparty
   N.V. was formed to provide equities clearing and settlement services throughout
   Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Supervisory Board
   - John Deters
   - Dave Howson (Chairman)
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)

   Management Board
   - Arnoud Siegmann

   Current Officer
   - Arnoud Siegmann (Chief Risk Officer)
   - Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

QQ. <u>TriAct Canada Marketplace LP</u>

1. *Name*: TriAct Canada Marketplace LP
   Address: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR.   MATCHNow GP ULC

1.   *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
      Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2.   Form of organization: Unlimited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated under the British Columbia Business Corporations Act on November
      4, 2020

4.   *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a
      TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
      Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
      Holdings.

5.   *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM
      Corp.) helps support an operational alternative trading system. MATCHNOW GP
      ULC is the general partner of TriAct Canada Marketplace LP.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Bryan Christopher Blake

      Current Officers
      • Bryan Christopher Blake (CEO)
      • Gregory Leonard Davies (CFO)
      • David Nolan (CCO)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

SS.   **Cboe Netherlands Services Company B.V**

1.   *Name*: Cboe Netherlands Services Company B.V.
        Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited
        Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated and registered with the Dutch Chamber of Commerce on October
        12, 2020.

4.   *Brief description of nature and extent of affiliation*: Cboe Netherlands Services
        Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Cboe Netherlands Services Company
        B.V. business is broad; providing technical support, operational support,
        managerial services, and other businesses that may be ancillary or useful for the
        above operations.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ruben Hilhorst
        • Dave Howson

        Current Officers

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

TT. **BIDS Holdings GP LLC**

1.   *Name*: BIDS Holdings GP LLC
     Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a
     wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
     purpose of engaging in any lawful activity for which limited liability companies
     may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors

     Current Officers
     • Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

UU.   **BIDS Holdings LP**

1.   *Name*: BIDS Holdings LP
       Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a
       wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which limited partnership may be
       organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Stephen Berte (President)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

VV.   **BIDS Trading, LP**

1.   *Name*: BIDS Trading, LP
       Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a
       subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe
       Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized to develop a
       securities trading platform and other products that will enhance the range of
       services available to the limited partners of the Limited Partner and their
       respective clients and enhance efficiencies for and reduce the costs of such
       services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Stephen Berte (President)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

WW. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. **BIDS Trading Technologies, Ltd.**

1. *Name*: BIDS Trading Technologies, Ltd.
    Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    *   Stephen Berte
    *   Jim Lee

    Current Officers
    *   Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY.   BIDS Trading Limited

1.   *Name*: BIDS Trading Limited
      Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4.   *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Simon Monson
      - Nicole Masse

      Current Officers
      - Jordan Trust Company (Company Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ.   **Cboe Data and Access Solutions China, LLC**

1.   *Name*: Cboe Data and Access Solutions China, LLC
        Address: 1209 Orange Street, Wilmington, Delaware 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on May 25, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Data Services was
        formed as a subsidiary of Cboe Data Services, LLC.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers
        •   Ed Tilly (President and Chief Executive Officer)
        •   Kevin Carrai (Vice President)
        •   Catherin Clay (Vice President)
        •   Jill Griebenow (Vice President)
        •   Chris Isaacson (Vice President)
        •   Emily Mitchell (Vice President)
        •   Brian Schell (Treasurer)
        •   J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

AAA. Cboe Fixed Income Markets, LLC

1.   *Name*: Cboe Fixed Income Markets, LLC
        Address: 1209 Orange Street, Wilmington, Delaware 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on May 25, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Data Services was
        formed as a subsidiary of Bats Global Markets Holdings, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers
        • J. Patrick Sexton (Secretary)
        • Vivian You (Interim President)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

BBB. <u>**Chi-X Holdings Limited**</u>

1. *Name*: Chi-X Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
   Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was
   acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

CCC. <u>**Cboe Asia Pacific Holdings Limited**</u>

1. *Name*: Cboe Asia Pacific Holdings Limited
    Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
    Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings
    Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>
    *   David Howson (Chair & CEO)
    *   Christopher Andrew Isaacson
    *   John Frederick Deters

    <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

DDD. <u>Cboe Technology Hong Kong Limited</u>

1. *Name*: Cboe Technology Hong Kong Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson, Chair
   - Christopher Andrew Isaacson
   - John Frederick Deters

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE.   <u>Cboe Australia Pty Ltd</u>

1.   *Name*: Cboe Australia Pty Ltd
     Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     <u>Current Directors</u>
     - David Howson
     - Christopher Andrew Isaacson
     - John Frederick Deters
     - David Morgan (JCF)
     - David Trude (Independent)
     - Vic Jokovic (CXA CEO)
     - Michael Somes (Company Secretary)

     <u>Current Officers</u>
     - Michael Somes, Company Secretary

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF.   <u>**Middlebury Holdings Pty Ltd**</u>

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd
   was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (independent)
   - Vic Jokovic (CXA CEO)

   <u>Current Officers</u>
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

GGG. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - Thierry Porté (JCF)
   - Takatoshi Ito (Independent)
   - Amy Nashida (Independent)
   - Toru Irokawa (CXJ CEO / Representative Director)
   - Thomas Whitson (Statutory Auditor)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. Cboe Technology Philippines Inc.

1. *Name*: Cboe Technology Philippines Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Philippines Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Troy Yeazel
   - Timothy Lipscomb
   - Mario Domingo (President / CTO)
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III.   Cboe Digital Exchange, LLC

1.   *Name*: Cboe Digital Exchange, LLC
      Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on September 16, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Digital Exchange, LLC.
      is wholly-owned by Bats Global Markets Holdings, Inc., which is also the
      Exchange's 100% owner.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Chris Isaacson

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Chris Isaacson (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

JJJ.   Cboe Digital Intermediate Holdings, LLC

1.   *Name*: Cboe Digital Intermediate Holdings, LLC
        Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.   *Form of organization*: Limited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on November 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate
        Holdings, LLC was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • John Palmer
        • Cristobal Conde
        • Chris Isaacson
        • Ananda Radhakrishnan
        • Margaret Wiermanski
        • Steven Winter

        Sole Member
        • Cboe Digital Exchange, LLC

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

KKK. <u>Cboe Clear Digital, LLC</u>

1. *Name*: Cboe Clear Digital, LLC
    Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital, LLC
    acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>
    *   John Palmer
    *   Cristobal Conde
    *   Chris Isaacson
    *   Ananda Radhakrishnan
    *   Margaret Wiermanski
    *   Steven Winter

    <u>Manager</u>
    *   Cboe Digital Exchange, LLC

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

LLL. Cboe Clear Digital Holdings, LLC

1.   *Name*: Cboe Clear Digital Holdings, LLC
        Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.   *Form of organization*: Limited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings,
        LLC was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Manager

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

MMM.   <u>**Aequitas Innovations Inc.**</u>

1. *Name*: Aequitas Innovations Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Adam Inzirillo
   - Greg Mills
   - Joseph Schmitt
   - Ian Telfer

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Dave Howson (Chairman of the Board)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NNN. <u>Aequitas EVO Connect Inc.</u>

1. *Name*: Aequitas EVO Connect Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson
   - Joseph Schmitt

   <u>Officers</u>
   - Joseph Schmitt (Chief Executive Officer)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OOO. <u>Neo Exchange Inc.</u>

1. *Name*: Neo Exchange Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Adam Inzirillo
   - Maureen Jensen
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Dave Howson (Chairman of the Board)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PPP. <u>**Neo Connect Inc.**</u>

1. *Name*: Neo Connect Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Canada under section 178 of the Canada Business Corporation
   Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was
   acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson
   - Joseph Schmitt

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

QQQ. Cboe Ascent Holdings LLC

1. *Name*: Cboe Ascent Holdings LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 13, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Officers
   - Ed Tilly (President and CEO)
   - John Deters (VP)
   - Chris Isaacson (EVP and COO)
   - Brian Schell (Treasurer)
   - Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RRR. **Hanweck Associates Limited**

1. *Name*: Hanweck Associates Limited
    Address: 42-46 Fountain Street
    Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
    is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
    of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not
    applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: As of December 21, 2021, the entity was
    dissolved.

Form 1, Exhibit C Index of Attachments

- A   Bats Global Markets Holdings, Inc.
- B   Direct Edge LLC
- C   Cboe BZX Exchange, Inc.
- D   Cboe EDGA Exchange, Inc.
- E   Cboe EDGX Exchange, Inc.
- F   Cboe Exchange, Inc.
- G   Cboe C2 Exchange, Inc.
- H   Cboe Trading, Inc.
- I   Omicron Acquisition Corp.
- J   Cboe FX Holdings, LLC
- K   Cboe FX Markets, LLC
- L   Cboe FX Services, LLC
- M   Cboe FX Europe Limited
- N   Cboe FX Asia Pte. Limited
- O   Cboe Europe Limited
- P   Cboe Chi-X Europe Limited
- Q   Cboe SEF, LLC
- R   Cboe Worldwide Holdings Limited
- S   Cboe Global Markets, Inc.
- T   Cboe Futures Exchange, LLC
- U   Cboe Building Corporation
- V   Cboe, LLC
- W   Cboe III, LLC
- X   Cboe Bats, LLC
- Y   Cboe Livevol, LLC
- Z   Cboe UK Limited

- AA   Cboe Vest, LLC
- BB   Loan Markets, LLC
- CC   Cboe Data Services, LLC
- DD   Cboe Vest Group Inc.
- EE   Cboe Hong Kong Limited
- FF   Cboe Silexx, LLC
- GG   Digital Asset Benchmark Administration, LLC
- HH   CBOE Europe B.V.
- II   Cboe Off-Exchange Services, LLC
- JJ   Cboe Global Indices, LLC
- KK   Cboe Switzerland GmbH
- LL   Hanweck Associates, LLC
- MM   Hanweck Associates Pte. Ltd.
- NN   Cboe Europe Indices B.B.
- OO   Cboe Canada Holdings, ULC
- PP   European Central Counterparty N.V.
- QQ   TriAct Canada Marketplace LP
- RR   MATCHNow GP ULC
- SS   Cboe Netherlands Services Company B.V.
- TT   BIDS Holdings GP LLC
- UU   BIDS Holdings LP
- VV   BIDS Trading, LP
- WW   BIDS Global Services, LLC
- XX   BIDS Trading Technologies, Ltd.
- YY   BIDS Trading Limited
- ZZ   Cboe Data and Access Solutions China, LLC
- AAA   Cboe Fixed Income Markets, LLC
- BBB   Chi-X Holdings Limited

- CCC   Cboe Asia Pacific Holdings Limited (see attached)

- DDD   Cboe Technology Hong Kong Limited (see attached)

- EEE   Cboe Australia Services Pty Ltd (see attached)

- FFF   Middlebury Holdings Pty Ltd

- GGG   Cboe Japan Limited (see attached)

- HHH   Cboe Technology Philippines Inc. (see attached)

- III   Cboe Digital Exchange, LLC. (see attached)

- JJJ   Cboe Digital Intermediate Holdings, LLC (see attached)

- KKK   Cboe Clear Digital, LLC (see attached)

- LLL   Cboe Clear Digital Holdings, LLC (see attached)

- MMM   Aequitas Innovations Inc.

- NNN   Aequitas EVO Connect Inc.

- OOO   Neo Exchange Inc.

- PPP   Neo Connect Inc.

- QQQ   Cboe Ascent Holdings LLC

CCC   Cboe Asia Pacific Holdings Limited

編號   2330284
No.



公 司 註 冊 處
COMPANIES REGISTRY

公 司 註 冊 證 明 書
CERTIFICATE OF INCORPORATION

———————— * * * ————————

本人謹此證明
I hereby certify that

Chi-X Asia Pacific Holdings Limited

於 本 日 根 據 香 港 法 例 第 622 章《 公 司 條 例 》
is this day incorporated in Hong Kong under the Companies Ordinance

在 香 港 成 立 為 法 團 ， 此 公 司 是 一 間
(Chapter 622 of the Laws of Hong Kong), and that this company is

有 限 公 司 。
a limited company.

本 證 明 書 於 二 〇 一 六 年 一 月 十 三 日 發 出 。
Issued on   13 January 2016 .

....

香港特別行政區公司註冊處處長鍾麗玲
Ms Ada L L CHUNG
Registrar of Companies
Hong Kong Special Administrative Region

DDD   Cboe Technology Hong Kong Limited



公司註冊處
Companies Registry

更改公司名稱通知書
Notice of Change of Company Name

表格
Form **NNC2**

公司編號 **Company Number**

0666704

1 現有公司英文名稱 **Existing English Company Name**

CHI-X GLOBAL TECHNOLOGY (HK) LIMITED

現有公司中文名稱 **Existing Chinese Company Name**

2 更改公司名稱的特別決議日期
Date of Special Resolution for Change of Company Name

28	/	01	/	2022
日 DD		月 MM		年 YYYY

3 擬用的公司英文名稱 **Intended English Company Name**

Cboe Technology Hong Kong Limited

擬用的公司中文名稱 **Intended Chinese Company Name**

Nil

簽署 Signed : **PIN**

Signed by PIN

姓名 Name : RobSec Limited

身分 Capacity : 公司秘書 Company Secretary

日期 Date :   31 / 01 / 2022   (日 DD / 月 MM / 年 YYYY)



公 司 更 改 名 稱 證 明 書
CERTIFICATE OF CHANGE OF NAME

——————— * * * ———————

本 人 謹 此 證 明
I hereby certify that

CHI-X GLOBAL TECHNOLOGY (HK) LIMITED

已 籍 特 別 決 議 更 改 其 名 稱 ， 該 公 司 根 據
having by special resolution changed its name, is now incorporated under the

香 港 法 例 第 6 2 2 章《 公 司 條 例 》註 冊 的 名 稱 現 為
Companies Ordinance (Chapter 622 of the Laws of Hong Kong) in the name of

Cboe Technology Hong Kong Limited

本 證 明 書 於 二 〇 二 二 年 一 月 三 十 一 日 發 出 。
Issued on 31 January 2022 .

香港特別行政區公司註冊處處長徐麗貞
Ms Kitty TSUI
Registrar of Companies
Hong Kong Special Administrative Region

EEE   Cboe Australia Services Pty Ltd

 

Certificate of Registration
on Change of Name

This is to certify that

CHI-X AUSTRALIA PTY LTD

Australian Company Number 129 584 667

did on the twenty-first day of January 2022 change its name to

CBOE AUSTRALIA PTY LTD

Australian Company Number 129 584 667

The company is a proprietary company.

The company is limited by shares.

The company is registered under the Corporations Act 2001 and is taken to be registered in New South Wales and the date of commencement of registration is the seventh day of February, 2008.

Issued by the
Australian Securities and Investments Commission
on this twenty-first day of January 2022.

Joseph Longo
Chair

GGG   Cboe Japan Limited

履歴事項全部証明書

東京都港区赤坂四丁目９番２５号新東洋赤坂ビル
Ｃｂｏｅジャパン株式会社

会社法人等番号	０１０４－０１－０８０９６２	
商　　号	チャイエックス・ジャパン株式会社	
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公告をする方法	官報に掲載する方法により行う。	
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目　　的	① 有価証券の売買、有価証券指数等先物取引、有価証券オプション取引または外国市場証券先物取引 ② 有価証券の売買、有価証券指数等先物取引、有価証券オプション取引または外国市場証券先物取引の媒介、取次ぎまたは代理、および次に掲げる取引の委託の媒介、取次ぎまたは代理 　イ．有価証券市場における有価証券の売買、有価証券指数等先物取引、有価証券オプション取引 　ロ．外国有価証券市場における有価証券の売買または外国市場証券先物取引 ③ 有価証券の保護預り業務 ④ 有価証券の貸借業務またはその媒介もしくは代理 ⑤ 口座管理機関として行う振替業 ⑥ その他証券業に付随する業務 ⑦ 通貨の売買、媒介、取次ぎ、代理業務 ⑧ 他の事業者の経営に関する相談に応じる業務 ⑨ 他の事業者の業務に関する電子計算機のプログラムの作成または販売ならびに計算受託業務 ⑩ 関係会社の総務・人事・経理・財務の各業務について指導助言および代行業務ならびにこれら業務に関連するシステムの開発・保守またはデータ通信機器の管理 ⑪ 関係会社の法令順守業務、内部監査業務またはリスク管理業務の各業務についての指導助言および代行業務ならびにこれら業務に関連するシステムの開発・保守またはデータ通信機器の管理 ⑫ 投資業 ⑬ 融資、保証および債権買取を含めた信用供与とその斡旋ならびに仲介 ⑭ 証券および金融に関する各種情報提供サービス業ならびに助言指導業務	

整理番号　ロ６６９３６３　　＊　下線のあるものは抹消事項であることを示す。　　　　１／５

東京都港区赤坂四丁目９番２５号新東洋赤坂ビル
Ｃｂｏｅジャパン株式会社

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Ｃｂｏｅジャパン株式会社

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	監査役	トーマス・ウィッソン	令和　２年　６月１９日重任
			令和　２年　６月２３日登記
	会計監査人	新日本有限責任監査法人	平成３０年　６月２６日重任
			平成３０年　７月　９日登記
	会計監査人	ＥＹ新日本有限責任監査法人	平成３０年　７月　１日新日本有限責任監査法人の名称変更
			平成３０年　７月　９日登記
	会計監査人	ＥＹ新日本有限責任監査法人	令和　１年　６月２０日重任
			令和　１年　６月２４日登記
	会計監査人	ＥＹ新日本有限責任監査法人	令和　２年　６月１９日重任
			令和　２年　６月２３日登記
	会計監査人	ＥＹ新日本有限責任監査法人	令和　３年　６月２４日重任
			令和　３年　７月１３日登記
			令和　３年１２月２１日辞任
			令和　３年１２月２４日登記
	会計監査人	有限責任あずさ監査法人	令和　３年１２月２０日就任
			令和　３年１２月２４日登記
非業務執行取締役等の会社に対する責任の制限に関する規定	当会社は、会社法第４２７条第１項の規定により、取締役（業務執行取締役等であるものを除く。）との間に、同法４２３条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、法令が規定する額とする。 当会社は、会社法第４２７条第１項の規定により、監査役との間に、同法４２３条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、法令が規定する額とする。 　　　　　　　　　平成２８年　９月２８日設定　　　平成２８年１０月１２日登記		
取締役会設置会社に関する事項	取締役会設置会社		

東京都港区赤坂四丁目9番25号新東洋赤坂ビル
Cboeジャパン株式会社

監査役設置会社に関する事項	監査役設置会社	
会計監査人設置会社に関する事項	会計監査人設置会社 平成23年　6月24日設定	平成23年　6月28日登記
登記記録に関する事項	設立	平成21年　3月17日登記





これは登記簿に記録されている閉鎖されていない事項の全部であることを証明
した書面である。
　　　　　　　令和　4年　2月　3日
　　　　東京法務局港出張所
　　　　登記官　　　　　　　　　　　　　　　瀧　澤　秀　行



HHH   Cboe Technology Philippines Inc.



REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
Ground Floor. Secretariat Building, PICC
City Of Pasay, Metro Manila

COMPANY REG. NO.   CS201840192

CERTIFICATE OF FILING
OF
AMENDED ARTICLES OF INCORPORATION

KNOW ALL PERSONS BY THESE PRESENTS:

This is to certify that the amended articles of incorporation of the

CBOE TECHNOLOGY PHILIPPINES INC.
(Formerly: CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.)
(Amending Article I thereof)

copy annexed, adopted on January 20, 2022 by majority vote of the Board of Directors and by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock, and certified under oath by the Corporate Secretary and a majority of the Board of Directors of the corporation was approved by the Commission on this date pursuant to the provision of Section 15 of the Revised Corporation Code of the Philippines, Republic Act No. 11232, which took effect on February 23, 2019, and copies thereof are filed with the Commission.

Unless this corporation obtains or already has obtained the appropriate Secondary License from this Commission, this Certificate does not authorize it to undertake business activities requiring a Secondary License from this Commission such as, but not limited to acting as: broker or dealer in securities, government securities eligible dealer (GSED), investment adviser of an investment company, close-end or open-end investment company, investment house, transfer agent, commodity/financial futures exchange/broker/merchant, financing/lending company and time shares/club shares/membership certificates issuers or selling agents thereof; nor to operate a fiat money to virtual currency exchange. Neither does this Certificate constitute as permit to undertake activities for which other government agencies require a license or permit.

IN WITNESS WHEREOF, I have set my hand and caused the seal of this Commission to be affixed to this Certificate at Pasay City, Metro Manila, Philippines, this _81_ day of March, Twenty Twenty Two.

DANIEL P. GABUYO
Assistant Director
SO Order 1188 Series of 2018

PGA/qba

COVER SHEET
for Applications at
COMPANY REGISTRATION AND MONITORING DEPARTMENT

Nature of Application	SEC Registration Number
AMENDMENT OF ARTICLES OF INCORPORATION AND BY-LAWS	**CS201840192**

Former Company Name
CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.

AMENDED TO:
New Company Name

CBOE TECHNOLOGY PHILIPPINES INC.
(FORMERLY: CHI-X GLOBAL TECHNOLOGY (PHILIPPINES) INC.)

Principal Office (No./Street/Barangay/City/Town) Province)

10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan, Sheridan Street corner United Street, Highway Hills, Mandaluyong City, 1550

COMPANY INFORMATION

Company's Email Address	Company's Telephone Number/s	Mobile Number

CONTACT PERSON INFORMATION
The designated person **MUST** be a Director/Trustee/Partner/Resident Agent of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Atty. Rina Fajardo-Nacin	cdfajardo@accralaw.com	**8830-8000**	

Contact Person's Address

To be accomplished by CRMD Personnel

Assigned Processor:	Date	Signature

Document I.D.

Received by Corporate Filing and Records Division (CFRD) _____

Forwarded to:

☐	Corporate and Partnership Registration Division	
☐	Green Lane Unit	
☐	Financial Analysis and Audit Division	
☐	Licensing Unit	
☐	Compliance Monitoring Division	

III   Cboe Digital Exchange, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "ERIS EXCHANGE, LLC",

CHANGING ITS NAME FROM "ERIS EXCHANGE, LLC" TO "CBOE DIGITAL

EXCHANGE, LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF

SEPTEMBER, A.D. 2022, AT 6:40 O`CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF

THE AFORESAID RESTATED CERTIFICATE IS THE FIRST DAY OF OCTOBER,

A.D. 2022.



Jeffrey W. Bullock, Secretary of State

4785569 8100
SR# 20223658318

Authentication: 204531157
Date: 10-03-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
ERIS EXCHANGE, LLC

The limited liability company filed its original Certificate of Formation with the Secretary of State of the State of Delaware on February 4, 2010, under the name Eris Exchange, LLC. This Amended and Restated Certificate of Formation of the limited liability company, which restates and integrates and also further amends the provisions of the limited liability company's Certificate of Formation, has been duly executed and is being filed in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-208). The Certificate of Formation of the limited liability company is hereby amended, integrated and restated in its entirety to read as follows:

FIRST: The name of the limited liability company is Cboe Digital Exchange, LLC (the "Company").

SECOND: The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no member or manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a manager of the Company.

FOURTH: This Amended and Restated Certificate of Formation is effective as of October 1, 2022.

FIFTH: The Company shall have perpetual existence.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Formation of Eris Exchange, LLC to be executed as of this 30th day of September, 2022.

ERIS EXCHANGE, LLC

By: _Bryan Stuart_
Name: Bryan Stuart
Title: Chief Financial Officer

JJJ   Cboe Digital Intermediate Holdings, LLC



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "ERIS DIGITAL HOLDINGS,

LLC", CHANGING ITS NAME FROM "ERIS DIGITAL HOLDINGS, LLC" TO

"CBOE DIGITAL INTERMEDIATE HOLDINGS, LLC", FILED IN THIS OFFICE

ON THE TWENTY-NINTH DAY OF SEPTEMBER, A.D. 2022, AT 6:43

O`CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF

THE AFORESAID RESTATED CERTIFICATE IS THE FIRST DAY OF OCTOBER,

A.D. 2022.



Jeffrey W. Bullock, Secretary of State

6637944 8100
SR# 20223658319

Authentication: 204556133
Date: 10-05-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
ERIS DIGITAL HOLDINGS, LLC

The limited liability company filed its original Certificate of Formation with the Secretary of State of the State of Delaware on November 29, 2017, under the name Eris Digital Holdings, LLC. This Amended and Restated Certificate of Formation of the limited liability company, which restates and integrates and also further amends the provisions of the limited liability company's Certificate of Formation, has been duly executed and is being filed in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-208). The Certificate of Formation of the limited liability company is hereby amended, integrated and restated in its entirety to read as follows:

FIRST: The name of the limited liability company is Cboe Digital Intermediate Holdings, LLC (the "Company").

SECOND: The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no member or manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a manager of the Company.

FOURTH: This Amended and Restated Certificate of Formation is effective as of October 1, 2022.

FIFTH: The Company shall have perpetual existence.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Formation of Eris Digital Holdings, LLC to be executed as of this 29th day of September, 2022.

ERIS DIGITAL HOLDINGS, LLC.

By: _____

Name: John Palmer

Title: President

KKK   Cboe Clear Digital, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "ERIS CLEARING, LLC", CHANGING ITS NAME FROM "ERIS CLEARING, LLC" TO "CBOE CLEAR DIGITAL, LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF SEPTEMBER, A.D. 2022, AT 6:47 O`CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID RESTATED CERTIFICATE IS THE FIRST DAY OF OCTOBER, A.D. 2022.



Jeffrey W. Bullock, Secretary of State

6579164 8100
SR# 20223658320

Authentication: 204535903
Date: 10-03-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

**AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
ERIS CLEARING, LLC**

The limited liability company filed its original Certificate of Formation with the Secretary of State of the State of Delaware on October 16, 2017, under the name Eris Clearing, LLC. This Amended and Restated Certificate of Formation of the limited liability company, which restates and integrates and also further amends the provisions of the limited liability company's Certificate of Formation, has been duly executed and is being filed in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-208). The Certificate of Formation of the limited liability company is hereby amended, integrated and restated in its entirety to read as follows:

FIRST: The name of the limited liability company is Cboe Clear Digital, LLC (the "Company").

SECOND: The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no member or manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a manager of the Company.

FOURTH: This Amended and Restated Certificate of Formation is effective as of October 1, 2022.

FIFTH: The Company shall have perpetual existence.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Formation of Eris Clearing, LLC to be executed as of this 29th day of September, 2022.

ERIS CLEARING, LLC

By: _____ *Bryan Stuart*

Name: Bryan Stuart

Title: Chief Financial Officer

LLL   Cboe Clear Digital Holdings, LLC



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "ERIS CLEARING HOLDINGS, LLC", CHANGING ITS NAME FROM "ERIS CLEARING HOLDINGS, LLC" TO "CBOE CLEAR DIGITAL HOLDINGS, LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF SEPTEMBER, A.D. 2022, AT 6:49 O`CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID RESTATED CERTIFICATE IS THE FIRST DAY OF OCTOBER, A.D. 2022.



Jeffrey W. Bullock, Secretary of State

6579166 8100
SR# 20223658321

Authentication: 204556168
Date: 10-05-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
ERIS CLEARING HOLDINGS, LLC

The limited liability company filed its original Certificate of Formation with the Secretary of State of the State of Delaware on October 16, 2017, under the name Eris Clearing Holdings, LLC. This Amended and Restated Certificate of Formation of the limited liability company, which restates and integrates and also further amends the provisions of the limited liability company's Certificate of Formation, has been duly executed and is being filed in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-208). The Certificate of Formation of the limited liability company is hereby amended, integrated and restated in its entirety to read as follows:

FIRST: The name of the limited liability company is Cboe Clear Digital Holdings, LLC (the "Company").

SECOND: The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no member or manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a manager of the Company.

FOURTH: This Amended and Restated Certificate of Formation is effective as of October 1, 2022.

FIFTH: The Company shall have perpetual existence.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Formation of Eris Clearing Holdings, LLC to be executed as of this 29th day of September 2022.

ERIS CLEARING HOLDINGS, LLC

By: _____ *Bryan Stuart* _____

⌐ DocuSigned by:

└ 635B17CD8C61464...

Name: Bryan Stuart

Title: Chief Financial Officer